UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*

Under the Securities Exchange Act of 1934

(Amendment No. 5)

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

Owen Schmidt
Valinor Management L.P.
510 Madison Avenue, 25th Floor
New York, New York 10022
(212) 918-5226

With copies to:
Jackie Cohen
Weil, Gotshal & Manges, LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

(Name, address and telephone number of person authorized to receive notices and communications)

August 23, 2018
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.

Valinor Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
No change reported.

	8	SHARED VOTING POWER.
No change reported.

	9	SOLE DISPOSITIVE POWER.
No change reported.

	10	SHARED DISPOSITIVE POWER.
No change reported.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
No change reported.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
No change reported.

14	TYPE OF REPORTING PERSON.
PN

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.

Valinor Capital Partners Offshore Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
No change reported.

	8	SHARED VOTING POWER.
No change reported.

	9	SOLE DISPOSITIVE POWER.
No change reported.

	10	SHARED DISPOSITIVE POWER.
No change reported.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
No change reported.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
No change reported.

14	TYPE OF REPORTING PERSON.
PN

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.

VND Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
No change reported.

	8	SHARED VOTING POWER.
No change reported.

	9	SOLE DISPOSITIVE POWER.
No change reported.

	10	SHARED DISPOSITIVE POWER.
No change reported.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
No change reported.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
No change reported.

14	TYPE OF REPORTING PERSON.
PN

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.

Valinor Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
No change reported.

	8	SHARED VOTING POWER.
No change reported.

	9	SOLE DISPOSITIVE POWER.
No change reported.

	10	SHARED DISPOSITIVE POWER.
No change reported.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
No change reported.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
No change reported.

14	TYPE OF REPORTING PERSON.
OO

*Includes shares owned by Valinor Capital Partners, L.P., VND Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.

Valinor Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
No change reported.

	8	SHARED VOTING POWER.
No change reported.

	9	SOLE DISPOSITIVE POWER.
No change reported.

	10	SHARED DISPOSITIVE POWER.
No change reported.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
No change reported.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
No change reported.

14	TYPE OF REPORTING PERSON.
IA

*Includes shares owned by Valinor Capital Partners, L.P., VND Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.

David Gallo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
No change reported.

	8	SHARED VOTING POWER.
No change reported.

	9	SOLE DISPOSITIVE POWER.
No change reported.

	10	SHARED DISPOSITIVE POWER.
No change reported.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
No change reported.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
No change reported.

14	TYPE OF REPORTING PERSON.
IN

*Includes shares owned by Valinor Capital Partners, L.P., VND Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

This Amendment No. 5 (“Amendment No. 5”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017, as amended (as amended, the “Statement”), and is filed by the Reporting Persons with respect to the common stock, $0.0001 par value per share (“Shares”), of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

On August 23, 2018, the Issuer entered into a Series B Convertible Preferred Stock Purchase Agreement with certain funds managed by BlackRock.  Concurrently, Valinor Management, L.P. (“Valinor Management”) severally on behalf of certain of its funds or accounts managed by it, entered into a Stockholder Support Agreement (the “Support Agreement”) with the Issuer pursuant to which Valinor Management agreed to vote (or cause to be voted), at a special meeting of the stockholders of the Issuer, all Voting Securities (as defined in the Support Agreement) owned or held by Valinor Management or over which Valinor Management has voting control, in favor of the issuance of Series B Convertible Preferred Stock by the Issuer pursuant to the Series B Convertible Preferred Stock Purchase Agreement.  Furthermore, Valinor Management agreed, during the term of the Support Agreement, not to directly or indirectly transfer any such Voting Securities except to an affiliate or to a transferee who agrees to be bound by the terms of the agreement.  The Support Agreement terminates upon the earlier to occur of (i) the Closing Date (as defined in the Series B Preferred Stock Purchase Agreement) and (ii) October 31, 2018.  The foregoing is a summary of the material terms of the Support Agreement and is qualified in its entirety by reference to the full text of the Support Agreement, which is attached hereto as Exhibit 9.

As disclosed in the Issuer’s Form 8-K filed with the SEC on August 24, 2018, the Issuer plans to grant the holders of the Issuer’s Series A Convertible Preferred Stock, including Valinor Management, the right to purchase their pro rata share, along with each holder of the Issuer’s Series B Convertible Preferred Stock, of any future issuance of shares of Series C Convertible Preferred Stock of the Issuer, under certain circumstances.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The response to Item 4 of this Amendment No. 5 is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended and supplemented as follows:

9	Stockholder Support Agreement, dated as of August 23, 2018 (incorporated by reference herein from Exhibit 99.2 to the Issuer’s Form 8-K filed with the SEC on August 24, 2018).

10*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

*	Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2018	Valinor Management, L.P.

	By:	/s/ David Angstreich
Name: David Angstreich
Title: Chief Operating Officer

Date: August 27, 2018	David Gallo
/s/ David Gallo

Date: August 27, 2018	Valinor Associates, LLC

	By:	/s/ David Angstreich
Name: David Angstreich
Title: Chief Operating Officer

Date: August 27, 2018	Valinor Capital Partners Offshore Master Fund, L.P.

	By:	/s/ David Angstreich
Name: David Angstreich
Title: Chief Operating Officer

Date: August 27, 2018	VND Partners, L.P.

	By:	/s/ David Angstreich
Name: David Angstreich
Title: Chief Operating Officer

Date: August 27, 2018	Valinor Capital Partners, L.P.

	By:	/s/ David Angstreich
Name: David Angstreich
Title: Chief Operating Officer

Exhibit Index

9	Stockholder Support Agreement, dated as of August 23, 2018 (incorporated by reference herein from Exhibit 99.2 to the Issuer’s Form 8-K filed with the SEC on August 24, 2018).

10*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

*	Filed herewith.